

IPO Plus

Aftermarket Fund

2004 Annual Report

September 30, 2004

Renaissance Capital Corporation
The IPO Experts



IPO PLUS
AFTERMARKET FUND

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IPOs For Everyone



IPO PLUS
AFTERMARKET FUND

Dear Fellow Shareholders:

We are pleased to present you with the IPO Plus Aftermarket Fund's 2004 Annual Report. For the twelve months ended September 30, 2004, the IPO Plus Fund's total return was 9.55%, as compared with 13.87% for the S&P 500, 6.15% for the NASDAQ OTC Composite and 18.77% for the Russell 2000 Index*.

During the fiscal year, the volume of companies going public was greater than it had been in the past three years. In addition, these newly public companies covered a diverse range of industries.

The Fund's portfolio holdings that performed well came from the stronger industries such as energy which is benefiting from rising oil prices, defense which is benefiting from increased funding for homeland security and financial services which benefited from falling interest rates.

The Fund had disappointments in some of the poorer performing sectors. Several of the Fund's airline holdings suffered as a result of rising gas and oil prices. The holdings in semiconductor companies were disappointing as the sector continues to see signs of a slowdown in earnings and an industry-wide inventory correction.

Looking ahead, we continue to see renewed activity in the IPO market as a number of potentially financially rewarding companies come to market. Thank you for being an IPO Plus Fund shareholder.

Sincerely,

Renaissance Capital

October 29, 2004

*Past performance is no guarantee of future results. Investment return and principal value will vary. Investors' shares when redeemed may be worth more or less than original cost. Returns do not reflect the deduction of taxes a shareholder would pay on distributions or redemption of fund shares. The IPO Fund made no distributions during the period under review. The S&P 500 is a widely recognized index of common prices. An investment cannot be made directly in an index. The Russell 2000 Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000, which represents approximately 98% of the investable U.S. equity market. The NASDAQ Composite Index measures all NASDAW domestic and international-based common type stocks listed on the NASDAQ Stock Market.

Renaissance Capital—The IPO Experts

IPO+



ANNUAL TOTAL RETURNS
Growth of a $10,000 Investment
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
12/19/97
09/30/98
09/30/99
09/30/00
09/30/01
09/30/02
09/30/03
09/30/04
IPO Plus Aftermarket Fund
Russell 2000 Index
Nasdaq OTC Comp Ind
S&P 500 Index
$14,848
$13,008
$12,440
$8,440

	Year Ended September 30, 2004	Five Years Ended September 30, 2004	Average Annual Total Return Since Inception*
IPO Plus Aftermarket Fund	9.55%	-10.70%	-2.47%
Russell 2000 Index	18.77%	7.41%	6.00%
Nasdaq OTC Composite	6.15%	-7.13%	3.27%
S&P 500 Index	13.87%	-1.31%	3.95%

* The line chart above represents the changes in value of a hypothetical $10,000 investment made at the Fund's inception (12/19/97) through 9/30/04. Returns include the reinvestment of all Fund distributions. The returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than original cost. Past performance is not predictive of future performance. This chart is for illustrative purposes only and may not represent your returns.

IPO Plus Fund's Best Quarter	12/99	71.64 %
IPO Plus Fund's Worst Quarter	12/00	-38.81 %

Holdings By Industry	% of Net Assets	Holdings By Industry	% of Net Assets
Airlines	2.00%	Home Furnishings	3.22%
Apparel	3.25%	Insurance	4.44%
Automotive	0.85%	Oil/Gas	3.47%
Biomedical	7.38%	Printing/Publishing	1.19%
Chemicals	1.25%	Real Estate & REITs	0.95%
Commercial Services	19.08%	Recreational	2.49%
Computer Svcs/Technology	15.86%	Retail	7.43%
Construction/Bldg. Materials	3.39%	Steel	2.93%
Education	3.85%	Transportation Services	3.04%
Financial Services	3.89%	Utilities	2.23%
Health-Instruments	3.69%	Other	4.12%

Report of Independent Registered Public Accounting Firm

....

To the Shareholders and
Board of Trustees of
Renaissance Capital Greenwich Funds

We have audited the accompanying statement of assets and liabilities of The IPO Plus Aftermarket Fund, a series of shares of Renaissance Capital Greenwich Funds, including the portfolio of investments as of September 30, 2004 and the related statement of operations for the year the ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on the financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (US). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2004 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The IPO Plus Aftermarket Fund as of September 30, 2004, the results of its operations for the year ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
November 12, 2004

IPO[+]

PORTFOLIO OF INVESTMENTS

....

As of September 30, 2004

	Shares	Value
Common Stock 95.88%		
Airlines 2.00%		
Gol - Linhas Aereas Inteligentes S.A. *	10,000	$ 203,000
Republic Airways Holdings Inc. *	20,880	187,711
		390,711
Apparel 3.25%		
Carter's, Inc. *	23,000	636,870
Automotive 0.85%		
Commercial Vehicle Group, Inc. *	10,500	166,320
Biomedical 7.38%		
Corgentech Inc. *	15,000	256,050
Eyetech Pharmaceuticals Inc. *	14,000	475,860
Genentech, Inc. *	11,000	576,620
Santarus Inc. *	15,000	136,050
		1,444,580
Chemicals 1.25%		
Westlake Chemical Corp. *	11,000	245,300
Commercial Services 19.08%		
Accenture Ltd., Class A *	30,000	811,500
Alliance Data Systems Corp. *	25,000	1,014,000
iPayment Holdings, Inc. *	16,600	666,656
Kanbay International Inc. *	12,000	255,120
Marlin Business Services Inc. *	35,000	656,600
51job, Inc., ADR *	16,000	332,000
		3,735,876
Computer Services / Technology 15.86%		
Anteon International Corp. *	22,000	806,300
Blackboard Inc. *	20,400	350,064
Google Inc., Class A *	3,000	388,800
NAVTEQ Corp. *	15,000	534,600
SRA International, Inc., Class A *	19,900	1,026,044
		3,105,808
Construction/Building Materials 3.39%		
Beacon Roofing Supply, Inc. *	20,000	328,000
Bucyrus International, Inc. *	10,000	336,000
		664,000
Education 3.85%		
Universal Technical Institute Inc. *	25,000	754,500

See Notes to Financial Statements

IPO[+]

PORTFOLIO OF INVESTMENTS

As of September 30, 2004 (continued)

	Shares	Value
Financial Services 3.89%		
Asset Acceptance Capital Corp. *	23,000	$ 390,310
First Marblehead Corp. *	8,000	371,200
		761,510
Health-Instruments 3.69%		
Alcon, Inc.	9,000	721,800
Home Furnishings 3.22%		
Tempur-Pedic International Inc. *	42,000	629,580
Insurance 4.44%		
Assurant, Inc.	15,500	403,000
Genworth Financial Inc., Class A *	20,000	466,000
		869,000
Oil/Gas 3.47%		
Hornbeck Offshore Services, Inc. *	19,100	315,150
Whiting Petroleum Corp. *	12,000	364,800
		679,950
Printing / Publishing 1.19%		
Dex Media, Inc. *	11,000	232,870
Real Estate & Real Estate Investment Trusts [REITs] - 0.95%		
American Campus Communities, Inc. *	10,000	185,600
Recreational 2.49%		
LIFE TIME FITNESS, Inc. *	19,000	487,540
Retail 7.43%		
Coach, Inc. *	14,000	593,880
Dick's Sporting Goods, Inc. *	15,000	534,300
PETCO Animal Supplies, Inc. *	10,000	326,600
		1,454,780
Steel 2.93%		
International Steel Group, Inc. *	17,000	572,900
Transportation Services 3.04%		
Sirva Inc. *	26,000	595,400

IPO$^+$

PORTFOLIO OF INVESTMENTS

As of September 30, 2004 (continued)

	Shares	Value
Utilities 2.23%		
CPFL Energia S.A., ADR *	25,000	$ 437,000
Total Common Stocks (Cost $15,688,567)		18,771,895
Short-Term Investments 4.59%		
Regulated Investment Companies 4.59%		
BNY Hamilton Money Fund, Hamilton Shares,		
due 10/1/04 (Cost $900,000)	900,000	900,000
Total Investments 100.47%		
(Cost $16,588,567)(a)		19,671,895
Liabilities in Excess of Other Assets (Net) (0.47)%		(92,644)
Net Assets 100.00%		$ 19,579,251

 * Non-income producing security.

(a) The cost for Federal income tax purposes was $16,594,674. At September 30, 2004, net unrealized appreciation for all securities (excluding securities sold short) based on tax cost was $3,077,221. This consists of aggregate gross unrealized appreciation of $3,408,567 and aggregate gross unrealized depreciation of $331,346.

 ADR - American Depositary Receipt

See Notes to Financial Statements

IPO[+]

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year

| | Year Ended September 30, | | | | |
	2004	2003	2002	2001	2000
Net Asset Value, Beginning of Year	$ 9.63	$ 7.40	$ 8.36	$ 30.48	$ 18.58
Income (Loss) From Investment Operations					
Net Investment Income (Loss)	(0.26)	(0.15)	(0.18)	(0.32)	(0.24)
Net Realized and Unrealized Gain (Loss)	1.17	2.38	(0.78)	(21.80)	12.14
Total from Investment Operations	0.91	2.23	(0.96)	(22.12)	11.90
Paid-in-Capital From Redemption Fees	0.01	0.00 *	0.00 *	-	-
Net Asset Value, End of Year	$ 10.55	$ 9.63	$ 7.40	$ 8.36	$ 30.48
Total Return [1]	9.55%	30.14%	(11.48)%	(72.57)%	64.05%
Ratios and Supplemental Data					
Net Assets, End of Year (000s)	$ 19,579	$ 19,574	$ 15,871	$ 23,038	$ 117,981
Ratio of Net Expenses to Average Net Assets	2.50%	2.50%	2.50%	2.50%	2.50%
Ratio of Net Investment Income (Loss) to Average Net Assets	(2.24)%	(1.92)%	(1.89)%	(1.76)%	(0.87)%
Ratio of Expense to Average Net Assets, excluding waivers	3.28%	3.93%	3.79%	2.93%	2.50%
Ratio of Net Investment Income (Loss) to Average Net Assets, excluding waivers	(3.02)%	(3.35)%	(3.18)%	(2.19)%	(0.87)%
Portfolio Turnover Rate	159.73%	212.31%	263.74%	69.17%	67.54%

(1) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, if any.   Total returns for periods less than one year are not annualized.

 * Per share amount represents less than $0.01 per share.

See Notes to Financial Statements

IPO[+]

STATEMENT OF
ASSETS AND LIABILITIES

……………………………………………………………………………………..

As of September 30, 2004

Assets

Investments in Securities, at Value		
(Cost $16,588,567)	$	19,671,895
Cash		915,333
Dividends and Interest Receivable		1,755
Receivable for Investments Sold		17,138
Due From Advisor		505
Deposits from Brokers		16,797
Prepaid Expenses and Other Assets		26,218
Total Assets		20,649,641

Liabilities

Payable for Investments Purchased		998,508
Payable for Fund Shares Redeemed		19,742
Payable for Distribution Fees		7,353
Payable for Shareholder Service Fees		3,913
Accrued Expenses and Other Liabilities		40,874
Total Liabilities		1,070,390
Net Assets	$	19,579,251

Net Assets Consist of:

Paid-in-Capital	$	98,392,387
Accumulated Net Realized Loss on Investments		(81,896,464)
Net Unrealized Appreciation of Investments		3,083,328
	$	19,579,251

Net Asset Value, Offering and Redemption Price Per Share

($19,579,251/1,856,294 shares of beneficial interest,
without par value, unlimited number of shares authorized) $ 10.55

IPO⁺

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2004

Investment Income		
Dividends	$	46,459
Interest		9,033
Total Investment Income (Loss)		55,492
Expenses		
Investment Adviser		319,363
Transfer Agent Fees and Expenses		81,266
Administration Fees		59,387
Distribution Fees		53,227
Shareholder Service Fees		53,227
Trustees' Fees		39,500
Shareholder Reports		27,999
Federal and State Registration		19,775
Custody Fees		13,798
Auditing Fees		12,360
Legal Fees		12,001
Insurance		2,006
Other Expenses		4,623
Total Expenses		698,532
Less:		
Fees Waived by the Adviser		(166,481)
Net Expenses		532,051
Net Investment Income (Loss)		(476,559)
Net Realized and Unrealized Gain (Loss) on Investments		
Net Realized Gain (Loss) on:		
Investment Securities		2,145,309
Short Sales		(135,443)
Net Realized Gain (Loss) on Investments and Short Sales		2,009,866
Net Change in Unrealized Appreciation (Depreciation)		
During the Year on:		
Investment Securities		248,701
Short Sales		-
Net Change in Unrealized Appreciation (Depreciation)		
of Investments and Short Sales		248,701
Net Realized and Unrealized Gain (Loss) on Investments		2,258,567
Net Increase (Decrease) in Net Assets Resulting from Operations	$	1,782,008

IPO[+]

STATEMENT OF
CHANGES IN NET ASSETS

……………………………………………………………………………………..

	Year Ended September 30, 2004	Year Ended September 30, 2003
Increase (Decrease) in Net Assets from Operations		
Net Investment Income (Loss)	$ (476,559)	$ (301,627)
Net Realized Gain (Loss) on Investments and Short Sales	2,009,866	528,241
Net Change in Unrealized Appreciation (Depreciation) of Investments and Short Sales	248,701	4,159,492
Net Increase (Decrease) in Net Assets Resulting from Operations	1,782,008	4,386,106
Fund Share Transactions		
Proceeds from Shares Sold	5,765,344	2,827,840
Cost of Shares Redeemed	(7,557,644)	(3,513,783)
Redemption Fee Proceeds	15,808	2,635
Net Increase (Decrease) in Net Assets from Fund Share Transactions	(1,776,492)	(683,308)
Total Increase (Decrease) in Net Assets	5,516	3,702,798
Net Assets		
Beginning of Year	19,573,735	15,870,937
End of Year	$ 19,579,251	$ 19,573,735
Increase (Decrease) in Fund Shares Issued		
Number of Shares Sold	550,913	351,439
Number of Shares Redeemed	(727,012)	(464,415)
Net Increase (Decrease) in Fund Shares	(176,099)	(112,976)

Notes to Financial Statements

....

The IPO Plus Aftermarket Fund ("IPO+ Fund") is a series of Renaissance Capital Greenwich Funds ("Renaissance Capital Funds"), a Delaware Trust, operating as a registered, diversified, open-end investment company. Renaissance Capital Funds, organized on February 3, 1997, may issue an unlimited number of shares and classes of the IPO+ Fund.

The investment objective of the IPO+ Fund is to seek capital appreciation by investing in the common stocks of Initial Public Offerings on the offering and in the aftermarket.

A. SIGNIFICANT ACCOUNTING POLICIES: The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America. Such policies are followed by the IPO+ Fund in the preparation of its financial statements. Accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may differ from those estimates.

1. SECURITY VALUATION: Portfolio securities are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. NASDAQ traded securities are valued at the NASDAQ official closing price (NOCP). Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices. Short-term investments are carried at amortized cost, which approximates value. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in good faith by the IPO+ Fund's Board of Trustees.

Restricted securities, as well as securities or other assets for which market quotations are not readily available, or are not valued by a pricing service approved by the Board of Trustees, are valued at fair value as determined in good faith by the Board of Trustees.

2. FEDERAL INCOME TAXES: It is the IPO+ Fund's intention to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required in the financial statements.

As of September 30, 2004, the IPO+ Fund had a federal income tax capital loss carry forward of $81,890,357. Federal income tax carry forwards expire as follows: $12,480,824 expiring in 2008, $65,326,226 expiring in 2009, $1,806,048 expiring in 2010 and $2,277,259 expiring in 2011. To the extent future capital gains are offset by capital loss carry forwards, such gains will not be distributed.

As of September 30, 2004 the components of accumulated earnings (deficit) on a tax basis were as follows:

Accumulated capital and other losses	Net unrealized appreciation (depreciation) on investments	Total accumulated earnings (deficit)
$(81,890,357)	$3,077,221	$(78,813,136)

The difference between book basis and tax basis unrealized appreciation is attributable to the tax deferral of losses on washes sales.

Notes to Financial Statements

3. DISTRIBUTIONS TO SHAREHOLDERS: The IPO+ Fund will normally distribute substantially all of its net investment income in December. Any realized net capital gains will be distributed annually. All distributions are recorded on the ex-dividend date. The amount and character of income and capital gain distributions to be paid are determined in accordance with Federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterizations of distributions made by the Fund.

Permanent book and tax differences resulted in reclassification for the year ended September 30, 2004 as follows: a decrease in paid-in-capital of $476,559 and a decrease in undistributed net investment loss of $476,559.

4. OTHER: Security transactions are accounted for on a trade date basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

B. INVESTMENT ADVISER: Under the terms of an Investment Advisory Agreement with Renaissance Capital, a registered investment adviser, the IPO+ Fund agrees to pay Renaissance Capital an annual fee equal to 1.50% of the average daily net assets of the IPO+ Fund and payable monthly. Additionally, Renaissance Capital has voluntarily agreed to defer or waive fees or absorb some or all of the expenses of the IPO+ Fund in order to limit Total Fund Operating Expenses to 2.50%. During the year ended September 30, 2004, Renaissance Capital deferred fees of $166,481. These deferrals are subject to later recapture by Renaissance Capital for a period of three years. Total deferrals subject to recapture by Renaissance Capital are $647,795. These deferrals will expire as follows: $257,222 expiring in 2005, $224,092 expiring in 2006 and $166,481 expiring in 2007.

C. FUND ADMINISTRATION: Under an Administration and Fund Accounting Agreement (the "Administration Agreement"), the Administrator generally supervised certain operations of the IPO+ Fund, subject to the over-all authority of the Board of Trustees. For its services, the Administrator receives a fee on the value of the IPO+ Fund computed daily and payable monthly, subject to an annual minimum plus out of pocket expenses.

D. SHAREHOLDER SERVICES: The IPO+ Fund has adopted a Distribution and Shareholder Services Plan ("the Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes the IPO+ Fund, as determined from time to time by the Board of Trustees, to pay up to 0.50% of the IPO+ Fund's average daily net assets for distribution and shareholder servicing.

Total annual fee for distribution of the IPO+ Fund's shares which is payable monthly, will not exceed 0.25% of the average daily net asset value of shares invested in the IPO+ Fund by customers of the broker-dealers or distributors.

Each shareholder servicing agent receives an annual fee which is payable monthly up to 0.25% of the average daily net assets of shares of the IPO+ Fund held by investors for whom the shareholder servicing agent maintains a servicing relationship.

Notes to Financial Statements

. . . .

(continued)

To discourage short-term investing and recover certain administrative, transfer agency, shareholders servicing and other costs associated with such short-term investing, the IPO+ Fund charges a 2% fee on such redemptions of shares held less than 90 days. Such fees amounted to $15,808 for the year ended September 30, 2004, representing 0.07% of average net assets.

E. TRUSTEES' FEES: Trustees' fees are $4,000 per year plus $500 for each meeting attended per Trustee.

F. PURCHASES AND SALES: For the year ended September 30, 2004, the IPO+ Fund made purchases with an approximate cost of $31,984,028 and sales with proceeds of approximately $35,085,063 of investment securities other than long-term U.S. Government and short-term securities.

G. SHORT SALES AND SEGREGATED CASH: Short sales are transactions in which the IPO+ Fund sells a security it does not own, in anticipation of a decline in the market value of that security. To complete such a transaction, the IPO+ Fund must borrow the security to deliver to the buyer upon the short sale; the IPO+ Fund is then obligated to replace the security borrowed by purchasing it in the open market at some later date.

The IPO+ Fund will incur a loss if the market price of the security increases between the date of the short sale and the date on which the IPO+ Fund replaces the borrowed security. The IPO+ Fund will realize a gain if the security declines in value between those dates.

All short sales must be fully collateralized. The IPO+ Fund maintains the collateral in segregated accounts consisting of cash and/or U.S. Government securities sufficient to collateralize the market value of its short positions. Typically, the segregated cash with brokers and other financial institutions exceeds the minimum requirements.

The IPO+ Fund may also sell short "against the box" (i.e. the Fund enters into a short sale as described above while holding an offsetting long position in the security which it sold short). If the IPO+ Fund enters into a short sale against the box, it will segregate an equivalent amount of securities owned by the IPO+ Fund as collateral while the short sale is outstanding.

H. OTHER: Investing in Initial Public Offerings entails special risks, including limited operating history of the companies, unseasoned trading, high portfolio turnover and limited liquidity.

OBTAINING ADDITIONAL INFORMATION (Unaudited)
. . . .

HOW TO OBTAIN PROXY VOTING INFORMATION
Information regarding how the Fund voted proxies related to portfolio securities during the period ended June 30, 2004 as well as a description of the policies and procedures that the Fund uses to determine how to vote proxies is available without charge, upon request, by calling 1-888-476-3863 or by referring to the Security and Exchange Commission's ("SEC") website at *http://www.sec.gov.*

HOW TO OBTAIN 1st and 3rd FISCAL QUARTER PORTFOLIO HOLDINGS
The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available on the SEC's website at *http://www.sec.gov* and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330). The information on Form N-Q is available without charge, upon request, by calling 1-888-476-3863.

IPO^{+}

Trustees and Officers

September 30, 2004
(unaudited)

Name Address Date of Birth	Position(s) Held with Fund (a)
William K. Smith Two Greenwich Plaza Greenwich, CT 06830 05/10/51	Affiliated Trustee Chairman President
Linda R. Killian Two Greenwich Plaza Greenwich, CT 06830 04/09/50	Affiliated Trustee Secretary, Co-Chief Investment Officer
Kathleen Shelton Smith Two Greenwich Plaza Greenwich, CT 06830 05/27/54	Affiliated Trustee Treasurer, Co-Chief Investment Officer
Martin V. Alonzo Chase Industries, Inc. 2 Soundview Dr., Ste. 100 Greenwich, CT 06830 04/08/31	Independent Trustee
Warren K. Greene Trendlogic Assoc., Inc. 1 Fawcett Pl. Greenwich, CT 06830 02/03/36	Independent Trustee
Philip D. Gunn Growth Capital Partners, Inc. 520 Madison Ave. New York, NY 10022 04/05/52	Independent Trustee
G. Peter O'Brien 118 Meadow Rd. Riverside, CT 06878 10/13/45	Independent Trustee
Gerald W. Puschel F. Schumacher & Co. 79 Madison Ave. New York, NY 10016 12/16/41	Independent Trustee

(a) As of September 30, 2004, there is only one (1) portfolio in the complex and it is overseen by all Trustees

(b) The term of service for each trustee is indefinite until a successor is elected.

The IPO+ Fund's Statement of Additional Information (SAI) includes information about the Fund's trustees and officers.

The SAI is available, without charge, upon request by calling toll-free 1-888-476-3863.

Length of Service (b)	Occupation(s) During Past 5 Years	Other Directorships Held
Trustee since December 1997	Chairman of the Board, President and Director - Renaissance Capital Corp.	None
Trustee since December 1997	Vice President and Director - Renaissance Capital Corp.	None
Trustee since December 1997	Vice President, Treasurer, Secretary and Director - Renaissance Capital Corp.	None
Trustee since December 1997	Partner - Tri-Artisan Partners, LLC Chairman, President and Chief Executive Officer-Chase Industries, until 2001	Chase Industries, Inc.
Trustee since December 1997	Senior Vice President and Investment Manager- Trendlogic, Inc.	EII Realty Securities Trust
Trustee since December 1997	Managing Director - Growth Capital Partners, Inc.; Founder and President-Philip D. Gunn, a merchant banking firm	Elot, Inc.
Trustee since February 2000	Managing Director - Merrill Lynch Equity Capital Markets, 1971-1999	Legg Mason Funds; Pinnacle Holdings; Royce Mutual Funds
Trustee since December 1997	President and Chief Executive Officer, F. Schumacher & Co.	None

Supplemental Information

September 30, 2004
(unaudited)

Shareholders of funds will pay ongoing expenses, such as advisory fees, distribution and service fees (12b-1 fees), and other expenses. The following examples are intended to help the shareholder understand the ongoing cost (in dollars) of investing in a fund and to compare theses costs with the ongoing costs of investing in other mutual funds.

This example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period from April 1, 2004 through September 30, 2004.

Actual Expenses: The first line of the table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during the period.

Hypothetical Examples for Comparison Purposes: The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

	Beginning Account Value (4/1/04)	Ending Account Value (9/30/04)	Expenses Paid During Period** (4/1/04-9/30/04)
Actual	$1,000.00	$998.11	$12.49
Hypothetical (5% return before expenses)	1,000.00	1,006.25	12.58

** Expenses are equal to the Fund's annualized expense ratio of 2.50%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the days in the reporting period).



IPO PLUS
AFTERMARKET FUND

AN IMPORTANT MESSAGE ABOUT OUR PRIVACY POLICY

As a broker-dealer and the investment advisor to the IPO Plus Aftermarket Fund, we at Renaissance Capital want to assure you that your privacy is important to us. We take every reasonable precaution to safeguard your personal information from unauthorized access.

We collect non-public personal information about you that we receive from you on the New Account or IRA Applications or other forms, correspondence or conversations. We also collect information about your transactions with us, our affiliates, or others.

We do not sell or disclose any nonpublic personal information about you or your IPO Plus Fund Aftermarket account to anyone except as permitted by law. For example, we disclose all of the information we collect, as described above, to our transfer agent so that they can process your transactions. We restrict access to your nonpublic personal information to those employees who need to know that information so that they may provide products and services to you. We maintain physical, electronic and procedural safeguards that comply with federal standard to guard your nonpublic personal information.

If you own shares of the IPO Plus Aftermarket Fund through a financial intermediary including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary may govern how your non-public personal information would be shared with nonaffiliated third parties.

For more information about our privacy policy, visit our
web site www.ipohome.com
or call us toll free: 1-888-IPO-FUND (1-888-476-3863).

Renaissance Capital—The IPO Experts



IPO PLUS AFTERMARKET FUND

NASDAQ Symbol: IPOSX

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ADDING TO YOUR ACCOUNT IS SIMPLE!

To make an additional investment in your IPO Plus Fund account, complete the form below, detach and mail it with your check payable to the IPO Plus Fund:

Name on Account: _____

IPO Plus Fund Account Number: _____

Amount: _____   If IRA, Contribution year*_____

Mail to: The IPO Plus Fund ● 4020 South 14th Street, Suite 2
Omaha, NE 68137

Questions? Call us toll-free 1-888-476-3863

www.IPOhome.com

*Please refer to your IPO Plus Aftermarket Fund IRA Custodial Agreement and Disclosure Statement for regulations and limitations regarding IRA contributions.